Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

X Financial Approved a Share Repurchase Plan

SHENZHEN, China, March 30, 2022 /PRNewswire/ -- X Financial (NYSE: XYF) (the "Company" or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

•	Total net revenue in the fourth quarter of 2021 was RMB823.4 million (US$129.2 million), representing an increase of 15.0% from RMB716.3 million in the same period of 2020.
•	Income from operations in the fourth quarter of 2021 was RMB311.6 million (US$48.9 million), compared with loss from operations of RMB857.3 million in the same period of 2020.
•	Net income attributable to X Financial shareholders in the fourth quarter of 2021 was RMB145.5 million (US$22.8 million), compared with net loss attributable to X Financial shareholders of RMB655.5 million in the same period of 2020.
•	Non-GAAP[1] adjusted net income attributable to X Financial shareholders in the fourth quarter of 2021 was RMB183.0 million (US$28.7 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB630.8 million in the same period of 2020.
•	Net income per basic and diluted American depositary share (“ADS”)[2] in the fourth quarter of 2021 was RMB2.64 (US$0.41) and RMB2.58 (US$0.40), compared with net loss per basic and diluted ADS of RMB12.24 and RMB12.24, respectively, in the same period of 2020.
•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the fourth quarter of 2021 was RMB3.30 (US$0.52) and RMB3.24 (US$0.51), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB11.76 and RMB11.76, respectively, in the same period of 2020.

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense and income (loss) from financial investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for- 3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

1 / 14

Fourth Quarter 2021 Operational Highlights

•	The total loan amount facilitated and provided[3] in the fourth quarter of 2021 was RMB13,084 million, representing an increase of 50.9% from RMB8,673 million in the same period of 2020 and a decrease of 13.3% from RMB15,085 million in the previous quarter. Xiaoying Credit Loan[4] accounted for 100.0% of the Company’s total loan amount facilitated and provided in the fourth quarter of 2021, compared with 92.2% in the same period of 2020.
•	The total outstanding loan balance[5] as of December 31, 2021 was RMB24,912 million, compared with RMB24,509 million as of September 30, 2021 and RMB13,218 million as of December 31, 2020.
•	The delinquency rate for all outstanding loans that are past due for 31-60 days as of December 31, 2021 was 1.48%, compared with 0.96% as of September 30, 2021 and 0.79% as of December 31, 2020.
•	The number of cumulative borrowers[6] was 8.2 million as of December 31, 2021.
•	Total cumulative registered users reached 67.0 million as of December 31, 2021.

Fiscal Year 2021 Financial Highlights

•	Total net revenue in 2021 was RMB3,626.5 million (US$569.1 million), representing an increase of 65.4% from RMB2,193.0 million in 2020.
•	Income from operations in 2021 was RMB1,311.0 million (US$205.7 million), compared with loss from operations of RMB1,430.3 million in 2020.
•	Net income attributable to X Financial shareholders in 2021 was RMB825.4 million (US$129.5 million), compared with net loss attributable to X Financial shareholders of RMB1,308.5 million in 2020.
•	Non-GAAP adjusted net income attributable to X Financial shareholders in 2021 was RMB913.8 million (US$143.4 million), compared with non-GAAP adjusted net loss attributable to X Financial shareholders of RMB1,228.4 million in 2020.
•	Net income per basic and diluted American depositary share (“ADS”) was RMB15.06 (US$2.36) and RMB14.70 (US$2.31) in 2021, compared with net loss per basic and diluted American depositary share (“ADS”) of RMB24.42 and RMB24.42, respectively, in 2020.
•	Non-GAAP adjusted net income per basic and adjusted diluted ADS was RMB16.68 (US$2.62), and RMB16.26 (US$2.55) in 2021, compared with non-GAAP adjusted net loss per basic and adjusted diluted ADS of RMB22.92 and RMB22.92, respectively, in 2020.

Fiscal Year 2021 Operational Highlights

•	The total loan amount facilitated and provided in 2021 was RMB51,859 million, representing an increase of 74.7% from RMB29,676 million in 2020.
•	The total loan amount facilitated and provided of Xiaoying Credit Loan in 2021 was RMB51,859 million, representing an increase of 115.6% from RMB24,058 million in 2020. Xiaoying Credit Loan accounted for 100.0% of the Company’s total loan amount facilitated and provided in 2021, compared with 81.1% in 2020.

3 Represents the total amount of loans that X Financial facilitated and provided during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated and provided through our platform, including Xiaoying Card Loan and other unsecured loan products we introduce from time to time.

5 Represents the total amount of loans outstanding for loans X Financial facilitated and provided at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not charge off Xiaoying Housing Loans delinquent for more than 60 days. Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019, and all the outstanding loan balance of housing loan as of December 31, 2020 and 2021 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

6 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

2 / 14

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are very pleased to conclude 2021 with another solid quarter of financial results, delivering profitability for the full year. Both our top and bottom lines for the fourth quarter significantly improved over the same period of 2020. Despite a challenging macro economy and regulatory environment in 2021, we have successfully turned our business back on track and maintained steady growth momentum compared with 2020. The total loan amount facilitated and provided in 2021 increased by 75% year-over-year to RMB52 billion from RMB30 billion. With a very focused product strategy and effective cost control initiatives, we turned profitable in 2021 and our bottom line outperformed the full year of 2019, the year before the COVID-19 outbreak.”

“In the fourth quarter of 2021, we invested RMB315 million and become an indirect minority shareholder of Newup Bank of Liaoning, a PRC company and non-state-owned bank (“Newup Bank”). We are exploring opportunities to cooperate with Newup Bank to better serve Small-Medium Companies (“SMEs”) and we are confident that, based on our advantages in technology and risk management capabilities, the co-operation with Newup Bank could bring more possibilities to our business to jointly empower and support the development of the economy in China.”

“Heading into 2022, we expect regulatory uncertainties to subside with clearer guidelines from authorities. The Chinese government has affirmed the value of Fintech industry to address people’s inclusive financial needs and support the development of SMEs. We remain cautiously optimistic about our business outlook while being prepared for any macro uncertainties that may emerge in 2022.”

“In order to pass on our confidence to the market and increase shareholders value, our board has been timely evaluating, based on current market environment, regulatory policy and condition of business operation, multiple ways of returning profits to our shareholders, including share repurchase as well as cash dividend distribution. Recently, our board approved a US$15 million share repurchase plan, which reflects our confidence in the Company’s fundamentals, strategy and sustainable growth. We are looking forward to an increase of shareholder value in the future.”

Mr. Kent Li, President of the Company, added, “During the fourth quarter, our total loan amount facilitated and provided reached RMB13 billion, an increase of 51% year-over-year. As mentioned in our previous guidance, we saw a moderate sequential decline in the loan volume in the fourth quarter, which was mainly attributed to the year-end outstanding loan balance requirements of our institutional funding partners. In the first quarter of 2022, the level of available funds has resumed its normal pattern. Since 2020, we have shifted our product focus to Xiaoying Card Loan, which contributed 100% to the total loan amount facilitated and provided in 2021. With this focused and proven product strategy, we are confident in our ability to sustain steady growth in the loan facilitation business in 2022.”

“Regarding asset quality, the delinquency rate for all outstanding loans that are past due for 31-60 days as of December 31, 2021 was 1.48%, higher than 0.96% as of September 30, 2021 and 0.79% as of December 31, 2020. This fluctuation is mainly attributed to the liquidity tightening in the fourth quarter of 2021. Since February 2022, we have seen our asset quality gradually improving as a result of ample liquidity in financial markets and our stricter risk management measures.”

“In 2021, we officially commenced operation of our microcredit business in the third quarter after we received regulatory approval for our microcredit license, and during the fourth quarter, we further increased its registered capital to RMB1 billion in compliance with the regulations. We are on track with our microcredit business and look forward to creating more value for our shareholders.”

3 / 14

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to deliver solid financial results for both the fourth quarter and the full year of 2021. Total net revenue increased by 15% year-over-year to RMB823 million in the fourth quarter. We saw a significant improvement in our bottom line. In the fourth quarter, net income improved to RMB146 million from a loss of RMB656 million in the same period of 2020, and Non-GAAP adjusted net income improved to RMB183 million from a loss of RMB631 million in the same period of 2020. For the full year 2021, total net revenue increased by 65% to RMB3,626 million. Thanks to our relentless efforts on cost management, total operating costs and expenses decreased by 36% to RMB2,315 million. Net income improved to RMB825 million in 2021 from a loss of RMB1,309 million, and Non-GAAP adjusted net income improved to RMB914 million in 2021 from a loss of RMB1,228 million a year ago.”

“In conclusion, we are greatly encouraged by the strong results we delivered in 2021, which fully demonstrate the resilience and growth potential of our business. Going forward, we will continue to expand and deepen our cooperation with more institutional funding partners to meet the needs of consumers and SMEs, and execute our proven strategy to drive sustainable long-term growth and returns for our partners and shareholders.”

Fourth Quarter 2021 Financial Results

Total net revenue in the fourth quarter of 2021 increased by 15.0% to RMB823.4 million (US$129.2 million) from RMB716.3 million in the same period of 2020, primarily due to an increase in the total loan amount facilitated and provided of Xiaoying Card Loan this quarter compared with the same period of 2020.

Loan facilitation service fees under the direct model in the fourth quarter of 2021 increased by 3.2% to RMB487.8 million (US$76.5 million) from RMB472.6 million in the same period of 2020, primarily due to an increase in the amount of Xiaoying Card Loan facilitated through the direct model compared with the same period of 2020.

Post-origination service fees in the fourth quarter of 2021 increased by 129.0% to RMB94.8 million (US$14.9 million) from RMB41.4 million in the same period of 2020, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the fourth quarter of 2021 increased by 27.6% to RMB219.1 million (US$34.4 million) from RMB171.7 million in the same period of 2020, primarily due to a change in the product mix resulting from an increase in revenue generated by Xiaoying Card Loan this quarter compared with the same period of 2020, which carried a higher service fee rate; and also partially offset by a decrease in average loan balances held by the Company.

Other revenue in the fourth quarter of 2021 decreased by 28.6% to RMB21.8 million (US$3.4 million) from RMB30.5 million in the same period of 2020, primarily due to a decrease in commission fees from our online shopping mall.

4 / 14

Origination and servicing expenses in the fourth quarter of 2021 decreased by 29.9% to RMB385.8 million (US$60.5 million) from RMB550.7 million in the same period of 2020, primarily due to the decline in collection expenses resulting from the asset quality improvement and a decrease in insurance fee paid to insurance company.

General and administrative expenses in the fourth quarter of 2021 increased by 71.0% to RMB62.2 million (US$9.8 million) from RMB36.4 million in the same period of 2020, primarily due to an increase in share-based compensation expenses in the fourth quarter of 2021.

Sales and marketing expenses in the fourth quarter of 2021 increased by 9.5% to RMB5.3 million (US$0.8 million) from RMB4.9 million in the same period of 2020, primarily due to an increase in marketing expenses resulting from the business expansion.

Provision for accounts receivable and contract assets in the fourth quarter of 2021 was RMB19.5 million (US$3.1 million), compared with reversal of provision for accounts receivable and contract assets of RMB13.2 million in the same period of 2020, primarily due to an increase in accounts receivable from facilitation services as a result of the increase in total loan facilitation amount in the fourth quarter of 2021 compared with the same period of 2020.

Provision for loans receivable in the fourth quarter of 2021 was RMB40.3 million (US$6.3 million), compared with RMB33.7 million in the same period of 2020, primarily due to an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and provided in the fourth quarter of 2021 compared with the same period of 2020.

Income from operations in the fourth quarter of 2021 was RMB311.6 million (US$48.9 million), compared with loss from operations of RMB857.3 million in the same period of 2020.

Income before income taxes and loss from equity in affiliates in the fourth quarter of 2021 was RMB301.1 million (US$47.3 million), compared with loss before income taxes and loss from equity in affiliates of RMB877.2 million in the same period of 2020.

Income tax expense in the fourth quarter of 2021 was RMB154.2 million (US$24.2 million), compared with income tax benefit of RMB227.0 million in the same period of 2020.

Net income attributable to X Financial shareholders in the fourth quarter of 2021 was RMB145.5 million (US$22.8 million), compared with net loss attributable to X Financial shareholders of RMB655.5 million in the same period of 2020.

Non-GAAP adjusted net income attributable to X Financial shareholders in the fourth quarter of 2021 was RMB183.0 million (US$28.7 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB630.8 million in the same period of 2020.

Net income per basic and diluted ADS in the fourth quarter of 2021 was RMB2.64 (US$0.41), and RMB2.58 (US$0.40), compared with net loss per basic and diluted ADS of RMB12.24 and RMB12.24, respectively, in the same period of 2020.

5 / 14

Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2021 was RMB3.30 (US$0.52), and RMB3.24 (US$0.51), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB11.76 and RMB11.76, respectively, in the same period of 2020.

Cash and cash equivalents was RMB584.8 million (US$91.8 million) as of December 31, 2021, compared with RMB971.8 million as of September 30, 2021.

Long-term investments were RMB560.0 million (US$87.9 million) as of December 31, 2021, compared with RMB295.6 million as of December 31, 2020, primarily due to an acquisition, with a total consideration of RMB315 million, of 45% outstanding shares of Shenyang Tianxinhao Technology Limited, a PRC company, which holds 28% equity interest of Newup Bank. The Company does not have ability to take in the control or management of the affairs or the conduct of the business of Newup Bank.

Fiscal Year 2021 Financial Results

Total net revenue in 2021 increased by 65.4% to RMB3,626.5 million (US$569.1 million) from RMB2,193.0 million in 2020, primarily due to an increase in the total loan amount facilitated and provided of Xiaoying Card Loan this year compared with 2020.

Loan facilitation service fees under the direct model in 2021 increased by 101.0% to RMB2,545.4 million (US$399.4 million) from RMB1,266.5 million in 2020, primarily due to an increase in the amount of Xiaoying Card Loan facilitated through the direct model during the year compared with 2020.

Loan facilitation service fees under the intermediary model in 2021 decreased by 99.6% to RMB0.2 million (US$0.03 million), compared with RMB41.4 million in the same period of 2020, primarily due to the fact that substantially all of the institutional funding partners invested their funds in the loans facilitated under the direct model and/or the trust model, depending on their investment strategies.

Post-origination service fees in 2021 increased by 54.8% to RMB315.6 million (US$49.5 million) from RMB203.8 million in 2020, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in 2021 increased by 9.6% to RMB671.9 million (US$105.4 million) from RMB612.9 million in 2020, primarily due to a change in the product mix resulting from an increase in revenue generated by Xiaoying Card Loan in 2021 compared with 2020, which carried a higher service fee rate; and also partially offset by a decrease in average loan balances held by the Company.

6 / 14

Other revenue in 2021 increased by 36.6% to RMB93.4 million (US$14.7 million) from RMB68.3 million in 2020, primarily due to an increase in technology service fees received for providing assistant technology development services and referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in 2021 decreased by 5.2% to RMB1,963.0 million (US$308.0 million) from RMB2,071.5 million in 2020, primarily due to the decline in collection expenses resulting from the asset quality improvement and a decrease in interest expenses related to a decline in average loan balances held by the Company, and partially offset by the increase in commission fees resulting from the increased in total loan amount facilitated and provided this year compared with 2020.

General and administrative expenses in 2021 increased by 4.8% to RMB187.9 million (US$29.5 million) from RMB179.2 million in 2020, primarily due to the increase in share-based compensation expenses in 2021.

Sales and marketing expenses in 2021 decreased by 41.5% to RMB20.8 million (US$3.3 million) from RMB35.6 million in 2020, primarily due to a continuing cost reduction in promotional and advertising activities in the first half of 2021.

Provision for accounts receivable and contract assets in the fourth quarter was RMB77.2 million (US$12.1 million), compared with RMB121.5 million in 2020, primarily due to a decrease in the average estimated default rate compared with 2020.

Provision for loans receivable in 2021 was RMB76.0 million (US$11.9 million), compared with RMB245.2 million in 2020, primarily due to a decrease in the average estimated default rate compared with 2020, and partially offset by an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and provided in 2021 compared with 2020.

Income from operations in 2021 was RMB1,311.0 million (US$205.7 million), compared with loss from operations of RMB1,430.3 million in 2020.

Income before income taxes and gain from equity in affiliates in 2021 was RMB1,190.8 million (US$186.9 million), compared with loss before income taxes and loss from equity in affiliates of RMB1,601.5 million in 2020.

Income tax expense in 2021 was RMB368.7 million (US$57.9 million), compared with income tax benefit of RMB299.9 million in 2020.

Net income attributable to X Financial shareholders in 2021 was RMB825.4 million (US$129.5 million), compared with net loss attributable to X Financial shareholders of RMB1,308.5 million in 2020.

Non-GAAP adjusted net income attributable to X Financial shareholders in 2021 was RMB913.8 million (US$143.4 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB1,228.4 million in 2020.

7 / 14

Net income per basic and diluted ADS in 2021 was RMB15.06 (US$2.36), and RMB14.70 (US$2.31), compared with net loss per basic and diluted ADS of RMB24.42 and RMB24.42, respectively, in 2020.

Non-GAAP adjusted net income per basic and diluted ADS in 2021 was RMB16.68 (US$2.62), and RMB16.26 (US$2.55), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB22.92 and RMB22.92, respectively, in 2020.

Cash and cash equivalents was RMB584.8 million (US$91.8 million) as of December 31, 2021, compared with RMB746.4 million as of December 31, 2020.

Share Repurchase Plan

The board of directors of the Company has approved a share repurchase plan under which the Company may repurchase up to US$15 million worth of its Class A ordinary shares in the form of American depositary shares (“ADSs”) over the next eighteen months, effective until September, 2023. Under the share repurchase plan, the repurchase may be made from time to time through various means, including open market transactions, privately negotiated transactions, and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be determined by the Company's management in its discretion based on its evaluation of various factors. The Company expects to fund repurchases out of its existing cash balance.

Business Outlook

The Company expects total loan amount facilitated and provided for the first quarter of 2022 to be between RMB15.0 billion and RMB15.4 billion, and the range of increment in total loan amount facilitated and provided for 2022 to be from 15% to 25%. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 31, 2022 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

8 / 14

A replay of the conference call may be accessed by phone at the following numbers until April 7, 2022:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	1182493

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and provide loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes income (loss) from financial investments and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

9 / 14

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

10 / 14

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

11 / 14

X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2020	As of December 31, 2021	As of December 31, 2021
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	746,388	584,762	91,762
Restricted cash	852,134	407,276	63,910
Accounts receivable and contract assets, net	413,307	747,480	117,296
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	1,236,026	2,484,073	389,805
Loans at fair value	1,585,732	389,679	61,149
Deposits to institutional cooperators, net	907,923	1,500,407	235,447
Prepaid expenses and other current assets, net	403,779	213,127	33,444
Financial guarantee derivative	297,928	11,817	1,854
Deferred tax assets, net	605,653	274,869	43,133
Long-term investments	295,615	560,038	87,882
Property and equipment, net	11,137	6,188	971
Intangible assets, net	37,440	36,817	5,777
Loan receivable from Xiaoying Housing Loans, net	47,490	12,083	1,896
Financial investments[7]	6,000	82,844	13,000
Other non-current assets	51,458	31,277	4,908
TOTAL ASSETS	7,498,010	7,342,737	1,152,234

LIABILITIES
Payable to investors at fair value	1,914,184	462,714	72,610
Payable to institutional funding partners	1,460,395	1,487,379	233,402
Guarantee liabilities	9,790	-	-
Financial guarantee derivative	130,442	565,953	88,810
Short-term bank borrowings	350,545	166,500	26,127
Accrued payroll and welfare	34,781	44,605	6,999
Other tax payable	73,077	219,544	34,452
Income tax payable	75,917	117,148	18,383
Deposit payable to channel cooperators	21,472	21,012	3,297
Accrued expenses and other current liabilities	323,748	268,967	42,207
Other non-current liabilities	27,615	12,019	1,886
TOTAL LIABILITIES	4,421,966	3,365,841	528,173

Commitments and Contingencies
Equity:
Common shares	203	207	32
Additional paid-in capital	3,068,045	3,159,523	495,798
Retained earnings (accumulated deficit)	(14,551)	810,856	127,241
Other comprehensive income	21,059	6,310	990
Total X Financial shareholders' equity	3,074,756	3,976,896	624,061
Non-controlling interests	1,288	-	-
TOTAL EQUITY	3,076,044	3,976,896	624,061

TOTAL LIABILITIES AND EQUITY	7,498,010	7,342,737	1,152,234

7 During the year ended December 31, 2021, the Company corrected an immaterial error in its previously issued unaudited condensed consolidated financial statements related to the measurement of the Company’s financial investments. In line with the correction, net income, non-GAAP adjusted net income for the nine months ended September 30, 2021 and total assets as of September 30, 2021 have been revised from the versions previously disclosed. However, the effect of this amendment on the Company’s financial results has been immaterial in the past quarters.

12 / 14

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	472,566	487,774	76,542	1,266,533	2,545,432	399,434
Loan facilitation service-Intermediary Model	183	-	-	41,373	161	25
Post-origination service	41,390	94,767	14,871	203,842	315,590	49,523
Financing income	171,692	219,094	34,381	612,863	671,901	105,436
Other revenue	30,466	21,763	3,415	68,347	93,381	14,654
Total net revenue	716,297	823,398	129,209	2,192,958	3,626,465	569,072

Operating costs and expenses:
Origination and servicing	550,726	385,797	60,540	2,071,506	1,963,006	308,038
General and administrative	36,380	62,208	9,762	179,225	187,859	29,479
Sales and marketing	4,858	5,318	835	35,629	20,830	3,269
(Reversal of) provision for accounts receivable and contract assets	(13,236)	19,529	3,065	121,485	77,248	12,122
Provision for loans receivable	33,703	40,322	6,327	245,204	76,017	11,929
(Reversal of) provision for contingent guarantee liabilities	(1,271)	-	-	881	(24)	(4)
(Reversal of) provision for credit losses on deposits to institutional cooperators	970,318	(509)	(80)	970,318	(8,291)	(1,301)
Reversal of provision for credit losses for other financial assets	(7,854)	(841)	(132)	(975)	(1,223)	(192)
Total operating costs and expenses	1,573,624	511,824	80,317	3,623,273	2,315,422	363,340

Income (loss) from operations	(857,327)	311,574	48,892	(1,430,315)	1,311,043	205,732
Interest income (expense), net	5,735	3,720	584	21,724	19,709	3,093
Foreign exchange gain	6,488	3,907	613	15,399	5,147	808
Fair value adjustments related to Consolidated Trusts	(13,965)	(7,158)	(1,123)	(57,380)	(7,267)	(1,140)
Change in fair value of financial guarantee derivative	(20,049)	(26,681)	(4,187)	(163,670)	(170,339)	(26,730)
Other income (expense), net	1,920	15,761	2,473	12,709	32,506	5,101

Income (loss) before income taxes and gain (loss) from equity in affiliates	(877,198)	301,123	47,252	(1,601,533)	1,190,799	186,864
Income tax benefit (expense)	226,968	(154,169)	(24,192)	299,878	(368,734)	(57,862)
Gain (loss) from equity in affiliates, net of tax	(5,242)	(1,433)	(225)	(6,806)	3,342	524
Net income (loss)	(655,472)	145,521	22,835	(1,308,461)	825,407	129,526
Less: net income attributable to non-controlling interests	-	-	-	41	-	-
Net income (loss) attributable to X Financial shareholders	(655,472)	145,521	22,835	(1,308,502)	825,407	129,526

Net income (loss)	(655,472)	145,521	22,835	(1,308,461)	825,407	129,526
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(29,435)	(10,234)	(1,606)	(46,042)	(14,749)	(2,314)
Comprehensive income (loss)	(684,907)	135,287	21,229	(1,354,503)	810,658	127,212
Less: comprehensive income attributable to non-controlling interests	-	-	-	41	-	-
Comprehensive income (loss) attributable to X Financial shareholders	(684,907)	135,287	21,229	(1,354,544)	810,658	127,212

Net income (loss) per share—basic	(2.04)	0.44	0.07	(4.07)	2.51	0.39
Net income (loss) per share—diluted	(2.04)	0.43	0.07	(4.07)	2.45	0.38

Net income (loss) per ADS—basic	(12.24)	2.64	0.41	(24.42)	15.06	2.36
Net income (loss) per ADS—diluted	(12.24)	2.58	0.40	(24.42)	14.70	2.31

Weighted average number of ordinary shares outstanding—basic	322,041,770	330,853,651	330,853,651	321,236,089	329,230,273	329,230,273
Weighted average number of ordinary shares outstanding—diluted	322,041,770	338,504,460	338,504,460	321,236,089	336,881,082	336,881,082

13 / 14

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income (loss)	(655,472)	145,521	22,835	(1,308,461)	825,407	129,526
Add: Share-based compensation expenses (net of tax of nil)	24,692	37,429	5,873	80,140	88,435	13,877
Non-GAAP adjusted net income (loss)	(630,780)	182,950	28,708	(1,228,321)	913,842	143,403

Net income (loss) attributable to X Financial shareholders	(655,472)	145,521	22,835	(1,308,502)	825,407	129,526
Add: Share-based compensation expenses (net of tax of nil)	24,692	37,429	5,873	80,140	88,435	13,877
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	(630,780)	182,950	28,708	(1,228,362)	913,842	143,403

Non-GAAP adjusted net income (loss) per share—basic	(1.96)	0.55	0.09	(3.82)	2.78	0.44
Non-GAAP adjusted net income (loss) per share—diluted	(1.96)	0.54	0.08	(3.82)	2.71	0.43

Non-GAAP adjusted net income (loss) per ADS—basic	(11.76)	3.30	0.52	(22.92)	16.68	2.62
Non-GAAP adjusted net income (loss) per ADS—diluted	(11.76)	3.24	0.51	(22.92)	16.26	2.55

Weighted average number of ordinary shares outstanding—basic	322,041,770	330,853,651	330,853,651	321,236,089	329,230,273	329,230,273
Weighted average number of ordinary shares outstanding—diluted	322,041,770	338,504,460	338,504,460	321,236,089	336,881,082	336,881,082

14 / 14